April 24, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          TFLIC Series Life Account
Pre-Effective Amendment No. 2 to Registration Statement
on Form N-6 for the Transamerica JourneySM NY  policy
File Nos. 333-192820; 811-8878

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as Registrant and Principal Underwriter for the Transamerica JourneySM NY variable life insurance policy (the "Policy") of the Registrant, hereby requests acceleration of the effective date of the above-referenced Registration Statement filed on Form N-6 to on or before April 29, 2014, or as soon thereafter as reasonably practicable.

TFLIC SERIES LIFE ACCOUNT
(Registrant)

By: TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY (“TFLIC”)

TRANSAMERICA CAPITAL, INC. (“TCI”)
(Principal Underwriter)

/s/ Arthur D. Woods
Arthur D. Woods
Vice President and Counsel of TFLIC
Assistant Vice President of TCI